Contact

www.linkedin.com/in/
camillezenobia (LinkedIn)

Top Skills

Team Management
Project Management
New Drug Application (NDA)

Publications

Porphyromonas gingivalis virulence
factors involved in subversion of
leukocytes and microbial dysbiosis

Defective Neutrophil Recruitment in
Leukocyte Adhesion Deficiency Type
I Disease Causes Local IL-17-Driven
Inflammatory Bone Loss.

MyD88 signaling contributes to early
pulmonary responses to Aspergillus
fumigatus.

Is the oral microbiome a source to
enhance mucosal immunity against
infectious diseases?

Defensins and LL-37: a review of
function in the gingival epithelium.

Camille Zenobia, PhD

Expert Oral Inflammation, Health & Beauty
Hampton, New Jersey, United States

Summary

Special interests and Passions:
Oral health, mucosal immunology, microbiome, host-pathogen,
infectious disease, skin biology, vaccine, adjuvant, inflammation/
resolution, novel therapeutics, scientific writing and communication,
project management, clinical design in oral and systemic health and
all things Beauty.

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Experience

Os Salutem, LLC
Chief Executive Officer
December 2020 - Present (2 years 9 months)
New Jersey, NJ

Allergan
Senior Medical Science Liaison
April 2021 - Present (2 years 5 months)
New York, United States

AbbVie
Senior Medical Science Liaison
April 2021 - Present (2 years 5 months)
New York, United States

Theratechnologies Inc.
Medical Science Liaison
January 2020 - April 2021 (1 year 4 months)
Northeast Region

Syneos Health Commercial Solutions
MSL
January 2020 - April 2021 (1 year 4 months)
Northeast

Colgate-Palmolive

5 years 1 month

Clinical Senior Scientist
November 2018 - January 2020 (1 year 3 months)
Piscataway, New Jersey

Research Scientist
January 2015 - November 2018 (3 years 11 months)
New Jersey

University of Pennsylvania
Post-doctoral Fellow
February 2013 - December 2014 (1 year 11 months)
Greater Philadelphia Area

University of Washington
Research Associate
September 2008 - February 2013 (4 years 6 months)
Greater Seattle Area

Fred Hutchinson Cancer Research Center
Research Technician
March 2005 - March 2008 (3 years 1 month)
Greater Seattle Area

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Education

University of Washington School of Medicine
Doctor of Philosophy (PhD), Microbiology, General · (2008 - 2013)

University of Pennsylvania
Postdoctoral Fellowship, Oral Immunology · (2013 - 2015)

Seattle University
Bachelor of Science (BS), Chemistry · (2003 - 2005)

North Seattle College
Associate of Science - AS, Chemistry · (September 1998 - June 2002)